HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

January 3, 2020

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edward M. Kelly

Geoffrey D. Kruczek

SiSi Cheng

W. John Cash

Re:	Huadi International Group Co., Ltd.

Draft Registration Statement on Form F-1

Submitted November 4, 2019

CIK 0001791725

Ladies and Gentlemen:

We are in receipt of Staff’s comment letter dated November 26, 2019 regarding the above referenced Form F-1 (DRS). As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Draft Registration Statement on Form F-1 submitted November 4, 2019

Prospectus’ Outside Front Cover Page, page 1

1.	You indicate on page 20 and elsewhere that you are conducting a concurrent private placement. Describe briefly here the concurrent private placement.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we are not conducting a concurrent private placement and the related language has been removed from page 20 and throughout our registration statement.

2.	Highlight the cross reference to the risk factors section by prominent type or in another manner. See Item 1 of Part I of Form F-1 and Item 501(b)(5) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that Company has highlighted the cross reference to the risk factor section by prominent type and has included the page number in which the risk factor section appears.

Our Products, page 2

3.	You indicate in the last paragraph that yield rate, which is the percentage of non-defective items of all produced items, is critical to your profitability. Disclose your yield rate during the periods presented in the financial statements. Also disclose the extent of utilization of your manufacturing facilities.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised this paragraph to disclose our yield rate and added disclosure of our utilization of manufacturing facility under this section. (page 2)

Implications of Being an Emerging Growth Company, page 8

4.	Please supplementally provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that neither we, nor anyone authorized to do so on our behalf, has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933. In the event with we, or others authorized on our behalf do so in the future, we will provide such materials to the Staff accordingly.

Risk Factors, page 12

5.	We note the share ownership disclosed on page 69. Please provide your analysis on whether you will be a “controlled company” under applicable exchange rules and, if so, disclose the material risks that status creates.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that pursuant to Nasdaq listing Rule 5615(c)(1) and NYSE Listed Company Manual Section 303A, a “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Under Nasdaq listing Rule 5605(a)(2), “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. Di Wang and Huisen Wang are siblings. Di Wang and Jueqin Wang are father and son. Di Wang has 34.65% ownership of our Company, Jueqin Wang has 16.64% ownership of our Company and Huisen Wang has 13.96% of our Company. Accordingly, the Company will be a controlled company under applicable Nasdaq listing standards. The Company has revised the referenced disclosure and provided risk factor accordingly on pages 17 of the Registration Statement.

Capitalization, page 33

6.	We note you have included the entire balance sheet data in the capitalization table. Please revise to include only the relevant items in your total capitalization. Refer to Item 3B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that the we have revised the capitalization table to include only relevant items. (page 31)

7.	Please disclose in the footnote the impact on your capitalization if your underwriters exercise their over-allotment option.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that the we have revised the capitalization table to include the impact assuming full exercise of underwriters’ over-allotment option. (page 31)

Board of Directors and Board Committees, page 64

8.	Please revise to clarify how you concluded that a majority of your board is independent, given that it appears each of them is currently an executive officer.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we expect to have our board member candidates appointed upon our listing on a national exchange. We have revised the registration statement accordingly. (page 60)

Election of Officers, page 64

9.	Disclosure that there is no family relationship among any of your directors or officers is inconsistent with the disclosure under “Family Relationship” on page 64 that Messrs. Di Wang and Huisen Wang are siblings and that Messrs. Di Wang and Jueqin Wang are father and son. Please reconcile the disclosures.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the section to disclose the familial relationships accordingly. (page 60)

Related Party Transactions, page 67

10.	Please update the disclosure in this section to be as of the date of the document. Currently, it appears that you have provided disclosure as of March 31, 2019. Also update the information in the table on page 66. We note the reference to compensation for the year ended September 30, 2018.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have updated the “Related Party Transactions” to as of September 30, 2019. (beginning on page 67)

Principal Shareholders, page 69

11.	Please disclose the natural persons who have or share voting and/or dispositive powers or the right to receive the economic benefits of the shares held by the entities listed in the table. Please also revise to ensure that the numbers in the table correspond to those in the notes following the table. We note, for example, that notes 5 and 6 appear to conflict with the information in the table.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we revised “Principal Shareholders” accordingly. (page 66)

Notes to Consolidated Financial Statements

General, page F-3

12.	Please note that the audited financial statements should be of a date no older than 12 months at the time of filing and upon the effectiveness of the registration statement. Refer to Item 8.A.4 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have included our audited financial statements for the fiscal year ended September 30, 2019 in this amended registration statement.

13.	Please revise the notes to your financial statements to include the disclosures required by ASC 280-10-50, as applicable. Should you determine that you have a single reportable segment, disclose that fact and the basis for your conclusion. Note that you are still subject to the entity-wide disclosure requirements of ASC 280-10-50-40 through 42.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have added disclosure of segment reporting in Note 16 - Segment Reporting to comply with ASC 280-10-50-40 disclosure requirements.

Consolidated Statements of Cash Flows, page F-29

14.	You present changes in restricted cash as cash flows from financing activities for the six months ended March 31, 2019 and 2018. This presentation does not appear to comply with ASU 2016-18 which is effective for annual reporting periods beginning after December 15, 2017 for public entities. Please revise.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that the Company is deemed as an emerging growth company since the Company’s annual gross revenue is less than $1.07 billion and is allowed to choose to defer compliance with new or revised financial accounting standards. For non-issuers, ASU 2016-18 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Thus, the Company did not adopt ASU 2016-18 for the six months ended March 31, 2019 and 2018 as a private company. However, the Company has early adopted ASU 2016-18 as of October 1, 2018 which has been properly reflected and disclosed in the amended F-1 filling.

Note 2 - Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts, page F-32

15.	You disclose on pages F-9 and F-32 that you establish a provision for doubtful receivables when there is objective evidence that you may not be able to collect amounts due based on your best estimates of specific losses on individual exposures as well as a provision on historical trends of collections. You also disclose on page 42 that due to uncertainty of the timing of collection, you establish allowance for doubtful accounts based on the aging of accounts receivable, that is, 5% for balances outstanding within one year, 10% for balances outstanding between one year and two years, 30% for balances outstanding between two years and three years, and 100% for balances outstanding more than three years. Please reconcile these apparent discrepancies.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have reconciled these discrepancies by the disclosures under Liquidity and Capital Resources section.

Revenue Recognition, page F-34

16.	We note your disclosure on page 27 that you have irrevocably elected not to use the extended transition accommodation allowing for delayed adoption of new or revised accounting standards and therefore will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Please tell us why you have not yet adopted ASC 606 which is effective for annual reporting periods beginning after December 15, 2017 for public entities.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that the Company is deemed as an emerging growth company since the Company’s annual gross revenue is less than $1.07 billion and is allowed to choose to defer compliance with new or revised financial accounting standards. For non-issuers, ASC 606 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Thus, the Company did not adopt ASC 606 for the years ended September 30, 2019, 2018 and 2017 as a private company. However, the Company has early adopted it as of October 1, 2018 which has been reflected and disclosed in the amended F-1 filling.

Note 16 - Subsequent Events, page F-46

17.	Please disclose the date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that in accordance with ASC 855-10-50-1, we evaluated events and transactions for potential recognition or disclosure through the date the financial statements for the year ended September 30, 2019 were available to be issued.

Signatures, page II-4

18.	The registration statement must be signed by your principal accounting officer or controller. Additionally, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form F-1, and revise.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that the registration statement will be signed by the principal accounting officer and board of directors once they are identified.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Huadi International Group Co., Ltd.

By:	/s/ Huisen Wang
Name:	Huisen Wang
Title:	Chief Executive Officer